Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

CSX Corporation

Ratio of Earnings to Fixed Charges

(Millions of Dollars)

	For the Three Months Ended March 27, 2015	For the Fiscal Years Ended
		Dec. 26, 2014	Dec. 27, 2013	Dec. 28, 2012	Dec. 30, 2011	Dec. 31, 2010
EARNINGS:

Earnings before Income Taxes	$711	3,044	$2,922	$2,971	$2,940	$2,527
Interest Expense	134	545	561	566	552	557

Amortization of debt discount	(1)	(3)	(3)	(3)	(3)	(3)
Interest Portion of Fixed Rent	21	21	26	27	29	31
Undistributed Earnings of Unconsolidated Subsidiaries	(5)	(43)	(42)	(29)	(30)	(33)

Earnings, as Adjusted	$860	3,564	$3,464	$3,532	$3,488	$3,079
FIXED CHARGES:
Interest Expense	$134	545	$561	$566	$552	$557
Capitalized Interest	8	26	21	20	15	10
Amortization of debt discount	(1)	(3)	(3)	(3)	(3)	(3)
Interest Portion of Fixed Rent	21	21	26	27	29	31

Fixed Charges	$162	590	$606	$610	$593	$595
Ratio of Earnings to Fixed Charges	5.3x	6.0x	5.7x	5.8x	5.9x	5.2x